UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1    Stock exchange announcement dated 14 September 2022 entitled ‘Western Range Mineral Resources and Ore Reserves’
99.2    Stock exchange announcement dated 15 September 2022 entitled ‘Proposed joint venture between Rio Tinto and Baowu to develop Western Range deposit in the Pilbara: publication of shareholder circulars and notices of general meetings’
99.3    ‘Proposed Joint Venture with China Baowu Steel Group Co., Ltd and Notice of Rio Tinto Limited extraordinary general meeting’
99.4    'Proposed Joint Venture with China Baowu Steel Group Co., Ltd and Notice of Rio Tinto plc extraordinary general meeting’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	15 September 2022	Date	15 September 2022